Exhibit 99.1

Navigator Gas and Attis Clean Energy Invest In Ten08 Energy To Produce Clean Ammonia on the US Gulf Coast for Export

August 8, 2024 – Navigator Holdings Ltd. (“Navigator” or the “Company”) (NYSE: NVGS), the owner and operator of the world’s largest fleet of handysize liquefied gas carriers, is pleased to announce a co-investment alongside lead investor Attis Clean Energy (“Attis”) in the clean ammonia developer Ten08 Energy LLC (“Ten08” or “Project”), previously announced on May 15, 2024.

Ten08 is developing an industrial-scale hybrid blue and green ammonia production export facility on the Gulf Coast of Texas with the goal of producing the most competitively priced ammonia molecule to help decarbonize the power, shipping, fertilizer, and chemicals industries. The first phase, comprising 1.4 million metric tonnes per year of ultra-low carbon ammonia production, is expected to commence operations in late 2029 / early 2030.

The $2.5 million commitment by Navigator complements the development capital from lead investor Attis who made its initial investment in May of this year and is partnering with Navigator to fund development until Final Investment Decision (“FID”). In return for its initial investment, Navigator received an option to make a larger investment at FID of up to $100 million of preferred equity towards construction of the terminal and export infrastructure of the Project, with potential further investments in subsequent expansions.

Navigator and Ten08 intend to offer an integrated service of US-based clean ammonia production combined with international seaborne transportation of the ammonia on ammonia-powered gas carriers to Ten08’s customers in Europe and Asia.

Clean ammonia can be used to decarbonize the fertilizer and the chemical industries and is also a low-carbon fuel that can be used both for the power sector and for the shipping industry. In the power sector, the development of 100% ammonia-fueled gas turbines and engines paves the way to low-carbon electricity generation from clean ammonia. This new source of ammonia demand is expected to represent a tripling of the current ammonia production worldwide. The shipping sector currently accounts for 3% of global GHG emissions, and according to Lloyd’s Register, by 2050 clean ammonia is expected to satisfy approximately 46% of the sector’s fuel needs. The low price point for blue ammonia and its scalability makes it an attractive fuel for the shipping industry to substantially reduce its GHG emissions as pressure mounts from the IMO and from EU regulations.

Mads Peter Zacho, Chief Executive Officer, Navigator, stated:

“This investment is yet another example of our commitment to growth through energy infrastructure projects and meaningfully supports our existing ammonia shipping business. Clean ammonia is crucial to the success of the energy transition for both power generation and carbon free shipping, and the Ten08 project will play a critical role in further developing the clean ammonia industry. As a result of this investment, we look forward to strengthening our working relationships with numerous customers and partners around the world.”

Jean Perarnaud, Chief Executive Officer, Ten08, commented:

“We are pleased to welcome Navigator as a strategic investor in Ten08. Partnering with Navigator enables Ten08 to offer an integrated solution for delivering clean ammonia to our customers. Moreover, seaborne transportation of Ten08’s ammonia on ammonia-fueled gas carriers is an essential component of our vision of becoming industry leaders on low well-to-wake carbon intensity.”

About Navigator Gas

Navigator Holdings Ltd. (described herein as “Navigator Gas” or the “Company”) is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation services of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia and owns a 50% share, through a joint venture, in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel, USA. Navigator Gas’ fleet consists of 56 semi- or fully-refrigerated liquefied gas carriers, 25 of which are ethylene and ethane capable. The Company plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with its sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties, connecting the world today, creating a sustainable tomorrow. Navigator Gas’ common stock trades on the New York Stock Exchange under the symbol “NVGS”.

Navigator Gas

Attention:      Investor Relations investorrelations@navigatorgas.com

         and randy.giveans@navigatorgas.com

Address:       333 Clay Street, Suite 2480, Houston, Texas, U.S.A. 77002

Tel:       +1 713 373 6197 and +44 (0)20 7340 4850

Investor Relations / Media Advisors

Nicolas Bornozis / Paul Lampoutis

Capital Link – New York

Tel: +1-212-661-7566

Email: navigatorgas@capitallink.com

About Attis

Attis provides development capital to large-scale clean fuel projects. In addition to its investment in Ten08, certain of the Attis principals have investments in Lake Charles Methanol, a 3.6 million metric tonne clean hydrogen-to-methanol project in Louisiana, and Western LNG, a 12 million metric tonne LNG project on the West coast of Canada.

More information: www.attiscleanenergy.com

About Ten08

Ten08 is developing an ultra-low-carbon blue ammonia and zero-carbon green ammonia project located on the Texas Gulf Coast. Ten08 has the goal of producing and delivering the most competitively priced clean ammonia to help decarbonize the fertilizer, power and shipping industries. Ten08’s first train will be capable of producing 1.4 million metric tonnes of clean ammonia per year and its site could host up to 6 million metric tonnes of production capacity.

More information:	www.ten08.energy

Contact:	media@ten08.energy

Category: General